FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Mitsui to wind down its subsidiary Mitsui Oil (Asia) Pte. Ltd.’s operation

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 15, 2007

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2007

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director Senior Executive Managing Officer Chief Financial Officer

February 15, 2007

For immediate release:

Mitsui & Co., Ltd.

Mitsui to wind down its subsidiary Mitsui Oil (Asia) Pte. Ltd.’s operation

Mitsui & Co., Ltd. (“Mitsui”) announced that it has decided on winding down its subsidiary Mitsui Oil (Asia) Pte. Ltd. (MOAS, Headquarters: Singapore).

Recently Mitsui has been considering various alternatives to restructure its physical and derivative trading businesses in crude oil and petroleum products extended in Asia within its group companies, which included a possible transferal of those operations from MOAS to other entities. In the meantime, as Mitsui announced on November 21 and December 20, 2006, one of the traders at MOAS had incurred but deceptively concealed significant unrealized losses on physical and future trading of naphtha, and accumulated losses realized through orderly liquidation of these transactions amounted to ¥9.6 billion (before tax), bringing MOAS to negative net worth of ¥7.7 billion as of December 31, 2006.

As MOAS has virtually completed its obligations on outstanding physical contracts, Mitsui is now announcing on its decision to wind down MOAS’ operation and the related time schedule. Following this decision, MOAS will substantially downsize its activities, and cease entering into new purchase and sales contract, except for transactions required for the liquidation of outstanding inventories. MOAS will honor and fulfill all of its outstanding contractual obligations on swap agreements in compliance with their terms and the relevant legal requirements in Singapore, and subsequently target to complete the necessary board and shareholder resolution for the dissolution and liquidation of the company by March 31, 2008. Mitsui is fully committed to supporting MOAS in its execution of those outstanding contracts. Mitsui’s forecast net income for the year ending March 31, 2007 remains unchanged as a result of this decision.

As announced on December 20, 2006, Mitsui has conducted an internal investigation on this incident, which completed on January 30, 2007. MOAS reported the findings of the internal investigation to Singapore Police Force on February 12, 2007. Based on the recommendations made as a result of the investigation, Mitsui will implement relevant course of actions to further reinforce the controls and procedures over Mitsui’s group-wide commodity trading operations.

For further information, please contact:

Mitsui & Co., Ltd.

Investor Relations Division

Tel: +81-3-3285-7910

Corporate Communications Division

Tel: +81-3-3285-7564

Notice: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission. This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.